Exhibit 99.12

FORM 62-103F1
EARLY WARNING REPORT

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The designation of securities to which this report relates is common shares (“Common Shares”) of Field Trip Health Ltd. (the “Company”).

The address of the head office of the Company is: 30 Duncan Street, Suite 401, Toronto, Ontario, M5V 2C3

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

On March 17, 2021 the Company completed bought deal short form prospectus offering of 14,661,499 Common Shares at a price of C$6.50 per Common Share, for aggregate gross proceeds of approximately $95 million (the “Offering”).

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

2360203 Ontario Limited, a holding company beneficially owned by Joseph del Moral (“Joseph”). Its address is: 30 Duncan Street, Suite 401, Toronto, Ontario, M5V 2C3

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

See Item 1.1. In addition, Joseph purchased 38,462 Common Shares in the Offering.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Joseph purchased 38,462 Common Shares in the Offering. Following the Offering, Joseph’s holdings decreased to less than 10% of the issued and outstanding Common Shares, which was the subject of the most recent early warning report required to be filed by Joseph in respect of the Company. Following this filing, Joseph will no longer file early warning reports in respect of his ownership of Common Shares, except as may be required by applicable law.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the Offering, Joseph had beneficial ownership of or control over, an aggregate of 5,572,581 Common Shares, representing approximately 13.07% of the issued and outstanding Common Shares.

Immediately after the Offering, Joseph had beneficial ownership of or control over, an aggregate of 5,611,043 Common Shares, representing approximately 9.79% of the issued and outstanding Common Shares, on a non-diluted basis, and approximately 9.93% of the issued and outstanding Common Shares on a partially-diluted basis (assuming the exercise in full of the 27,777 Common Share purchase warrants and 60,000 options to purchase Common Shares held by Joseph).

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

In connection with the Offering, Joseph subscribed for 38,462 Common Shares at a price of $6.50 per Common Share, for total consideration of $250,003.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following: (a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer; (b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries; (d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board; (e) a material change in the present capitalization or dividend policy of the reporting issuer; (f) a material change in the reporting issuer’s business or corporate structure; (g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company; (h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace; (i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; (j) a solicitation of proxies from securityholders; (k) an action similar to any of those enumerated above.

Joseph acquired the Common Shares for investment purposes. Joseph may acquire or dispose of additional securities of the Company in the future through the market, privately, or otherwise, as circumstances or market conditions warrant. Any transaction that Joseph may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, its business and prospects, other investment and business opportunities available to Joseph, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by Joseph.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED as of the 18th day of March, 2021.

2360203 ONTARIO LIMITED

Per:	(signed) “Joseph del Moral”
Joseph del Moral President

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